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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director
Sonia Bednarowski
Lynwood Shenk
Patrick Kuhn

Re:	Spirit Airlines, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-169474

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 and amended by Amendment No. 1 filed on October 28, 2010, Amendment No. 2 (“Amendment No. 2”) filed on November 18, 2010 and an exhibit-only Amendment No. 3 filed on November 19, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes eight copies of Amendment No. 4, four of which have been marked to show changes from Amendment No. 2.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received by facsimile on December 23, 2010, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Summary, page 1

Overview, page 1

1.	Please revise to include your net income for the last fiscal year, most recent interim stub and the net income for the nine month period absent the release of the valuation allowance and related tax benefit.

United States Securities and Exchange Commission

February 28, 2011

Response: In response to the Staff’s comment, the Company has revised Amendment No. 4 as requested to include this information for the full year ended December 31, 2010 (no interim stub period information is presented in Amendment No. 4).

2010 Recapitalization, page 7

2.	Please revise your disclosure regarding your tax receivable agreement on page 8 to include the estimated total payments to be made under this agreement.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 4 to include the requested disclosure.

Management’s Discussion and Analysis, page 56

Maintenance, page 61

3.	We note your response to our prior comment one of our November 9, 2010 letter and the revised disclosure on page 61. Because of the young age of your current fleet and the expected increase in maintenance costs as the fleet ages, we continue to believe that trend information which quantifies the amount or range of amounts of the expected increase in maintenance expense as your fleet ages will highlight additional trends for your investor’s analysis. With disclosure in an appropriate framework, it appears clarity may be provided for variables such as future utilization rates, average stage length, size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their scheduled costs. Therefore we reissue the comment. Please provide trend information which quantifies the amount or range of amounts of the expected increase in maintenance expense as your fleet ages.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 4 to disclose an estimate of the scheduled maintenance expense the Company expects to incur in 2011.

Business, page 86

4.	We note your press release dated October 28, 2010 announcing the next phase of your expansion. Please revise to include a brief description of your new routes and service to new cities or advise.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 4 to include an updated route map which identifies the new service announced in October 2010 as well as additional new service announced since then.

Note 13, Leases, page F-24

5.	As previously requested in comment 41 of our October 14, 2010 letter, please revise to disclose how you evaluate recoverability of maintenance reserves, including key estimates and judgments involved.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure in Note 13 of Amendment No. 4 as requested.

United States Securities and Exchange Commission

February 28, 2011

6.	As previously requested in comment five of our November 9, 2010 letter, please tell us the extent to which you able to conclude that all capitalized maintenance reserves were probable of recovery for each interim and annual period beginning in your fiscal year 2009.

Response: The Company believes that this information has been provided to the Staff of the Division of Corporation Finance and the Staff of the Office of the Chief Accountant in the supplemental communications subsequent to the receipt of this comment letter.

7.

We note your written response letters dated November 17th and December 8th, 2010 and the information and positions you provided to us during telephone conference calls held on November 30th, December 2nd, and December 16th, 2010. Based on the foregoing, we understand you believe the following with respect to accounting for non-refundable maintenance reserves under leases (for ease of use, guidance in ASC 840-10 is referenced by citations to EITF 08-3):

•

A comparison of total expected maintenance reserve payments over the lease term to total expected qualifying maintenance costs over the lease term is not required in determining whether reserve payments required under leases are substantively related to maintenance (rather than supplemental rent), instead the evaluation may be limited to expected payments and qualifying costs to the first expected overhaul when expected costs exceed expected payments for the first overhaul cycle;

•

The portion of reserve payments that are not substantively related to maintenance (i.e., that are not expected to be returned for reimbursement of qualifying maintenance) should not be recognized as supplemental rent over the lease term by bifurcating each payment made, but instead reserve payments should initially be capitalized in their entirety until such amounts equal expected qualifying maintenance costs, after which remaining reserve payments should be expensed as incurred as supplemental rent (i.e., back-end recognition of excess reserve payments is appropriate); and

•

Periodic re-evaluation of prior estimates and judgments used in determining the recoverability of reserve payments expected over the lease term is not required, instead initial estimates and judgments made at lease inception can be relied upon throughout the lease term in concluding that future expected reserve payments are expected to be returned for qualifying maintenance.

With regard to the first bullet point above, you stated that you do not analyze total expected reserve payments over the lease term in part because of the EITF staff’s response to a comment in which they decided not to mandate a method for the analysis but rather to “allow for judgment based on the specific facts and circumstances.” Please tell us the paragraph in the EITF background materials in which the EITF staff stated that they wanted to allow for judgment based on the specific facts and circumstances.

We believe the intent of the ElTF was to require an evaluation of the recoverability of total expected maintenance reserve payments over the lease term, rather than just those expected payments to the first expected overhaul, because of the guidance in paragraph 7 of the EITF which states, “If at lease inception a lessee determines that it is less than probable that the total amount of payments will be returned to the lessee as a reimbursement for maintenance activities, the lessee shall ... (emphasis added).”

United States Securities and Exchange Commission

February 28, 2011

In addition, in paragraph 17 of Issue Summary No. 1, Supplement No. 1, dated June 12, 2008, the staff said it did not believe additional guidance (beyond the requirement to evaluate “the total amount of payments” in paragraph 7) to tell preparers and auditors how to perform the analysis was necessary, but that the staff “would expect a similar analysis” (to that shown in paragraph 14 of Supplement No. 1) “to be performed by preparers and auditors.” The analysis in paragraph 14 of Supplement No. 1 incorporated an entity’s best estimate of total expected payments and qualifying maintenance costs during the entire term of the lease. Therefore, we believe your analyses under EITF 08-3 at lease inception should be based on a comparison of total expected maintenance reserve payments over the lease term to total expected qualifying maintenance costs over the lease term. To the extent you continue to disagree, please cite the specific authoritative literature you relied upon in reaching your conclusion.

As a related matter, you stated that certain later-term reserve payments are not probable of payment because you can manage the lease term. We presume this refers to early termination provisions in leases. We believe your analysis under EITF 08-3 should be prepared on the same basis that you used in determining classification of the lease as capital vs. operating and for computing future minimum lease payments and straight-line rent expense. That is, if a 15 year term was assumed, then an early termination option at year 12 of a lease should not be assumed for purposes of estimating total expected payments under EITF 08-3. In addition, other use management assumptions such as parking aircraft in later lease years may result in accounting implications under other GAAP such as ASC 420· 10-25-13, exit cost obligations.

With regard to the second bullet point above, you stated that as a general principal you believe it is appropriate to account for reserves not used for maintenance or to satisfy return conditions as contingent rent on an as-incurred basis, generally near the end of the lease term. However, paragraph 7 of the EITF states that the lessee must determine “the portion of each payment that is not within the scope of this Issue (emphasis added).” Given the requirement to evaluate the total amount of payments, we believe the requirement to evaluate the portion of each payment made makes clear that the intent of the staff was that preparers would bifurcate each payment during the lease based on the ratio of the amount of total expected qualifying maintenance costs to the total expected reserve payments.

In addition, in reference to an example fact pattern in which a lessee did not expect that all maintenance deposits would be returned during the term of the lease (see paragraphs 14 and 15 of Supplement No. 1), the staff stated in paragraph 16 of Supplement No. 1, “the appropriate accounting would be to bifurcate the payment into the amount that is substantively related to maintenance and the amount that is not substantively related to maintenance.” In the example referred to by the staff, each hourly $100 payment was bifurcated between a maintenance deposit asset and rental expense. The staff continued by stating that “the appropriate application of paragraph 6 in the Scope section of the consensus-for-exposure would result in the same conclusion.” Therefore, we believe the portion of reserve payments that are not substantively related to maintenance (i.e., that are not expected to be returned for reimbursement of qualifying maintenance) should be recognized as supplemental rent over the lease term by bifurcating each payment as payments are made. To the extent you continue to disagree, please cite the specific authoritative literature you relied upon in reaching your conclusion.

United States Securities and Exchange Commission

February 28, 2011

With regard to the third bullet point above, you stated that you do not believe you are required to periodically reevaluate the recoverability of future expected reserve payments and that such analysis is required only at lease inception. However, in paragraph 19 of Supplement No. 1 the staff stated that there were two methods, cumulative catch-up or prospective, a lessee could use to handle a change in estimate (in the recoverability of future expected maintenance reserve payments). While not recommending one method over the other, we believe the staff’s reference to the two methods in which changes in estimates may be handled indicates that estimates should be periodically reevaluated for new information and that this is consistent with the general requirements of the definition of a change in accounting estimate in the ASC Master Glossary and with ASC 250-10-45-17. To the extent you continue to disagree, please cite the specific authoritative literature you relied upon in reaching your conclusion.

Based on the above, we believe you should reassess the application of your accounting and revise your accounting policy to conform to the guidance in ElTF 08-3. Please provide us with a copy of your intended revised accounting policy.

Response: The Company continues to believe that its accounting for the matters discussed in this comment is appropriate, and understands that the Staff of the Office of the Chief Accountant has indicated that it does not object to this accounting.

8.	Given the significance of maintenance deposits to your balance sheet, please consider providing a separate footnote for maintenance deposit disclosures.

Response: In response to the Staff’s comment, the Company has modified the caption of Note 13 to make specific reference to “Prepaid Aircraft Maintenance to Lessors.”

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc.

Thomas C. Canfield, Spirit Airlines, Inc.

Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP